UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2017

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: May 2, 2017	By:	/s/ M.K. Koo
Name: M. K. Koo
Title: Executive Chairman

Notice of 2017 Annual Meeting of Shareholders

NAM TAI PROPERTY INC.

Chairman’s Message

May 2, 2017

Dear Shareholders:

I am pleased to invite you to attend the 2017 Annual Meeting of Shareholders of Nam Tai Property Inc., to be held on Friday, June 2, 2017 at 11:30 a.m. (China Standard Time) at the Company’s Shenzhen offices in the location of Namtai Industrial Estate, 2 Namtai Road, Gushu, Xixiang Street, Baoan District, Shenzhen, People’s Republic of China.

At the meeting, shareholders will vote on the following matters either by proxy or in person:

1.	Re-election of the six Directors to serve for the ensuing year;

2.	Ratification of the appointment of Moore Stephens CPA Limited as independent registered public accounting firm for 2017;

3.	Approval of the 2017 Stock Option Plan; and

4.	Considering and act upon such other business as may properly come before the Meeting or any adjournment thereof.

Your vote is important. Whether or not you plan to attend the Annual Meeting in person, I urge you to vote your proxy as soon as possible to ensure that your shares are represented. The Board of Directors recommends that you vote “FOR” the proposals.

Thank you for your continued support of Nam Tai Property Inc.

Ming Kown Koo

Chairman of the Board of Directors

NAM TAI PROPERTY INC.

Shenzhen Office:

Namtai Industrial Estate,

2 Namtai Road, Gushu, Xixiang Street,

Baoan, Shenzhen

People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

June 2, 2017

The Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Property Inc. (the “Company”) will be held at 11:30 a.m. (China Standard Time) at the Company’s Shenzhen offices in the location of Namtai Industrial Estate, 2 Namtai Road, Gushu, Xixiang Street, Baoan District, Shenzhen, People’s Republic of China, for the following purposes:

1.	To re-elect six (6) members of the Board of Directors to serve for the ensuing year; the nominees are Mr. Ming Kown Koo, Mr. Charles Chu, Mr. Peter R. Kellogg, Dr. Wing Yan (William) Lo, Mr. Mark Waslen and Mr. Lorne Waldman; the Board of Directors recommends that you vote “FOR” this proposal;

2.	To ratify the appointment of Moore Stephens CPA Limited as independent registered public accounting firm of the Company for the year ending December 31, 2017; the Board of Directors recommends that you vote “FOR” this proposal;

3.	To approve the 2017 Stock Option Plan; the Board of Directors recommends that you vote “FOR” this proposal; and

4.	To consider and act upon such other business as may properly come before the Meeting or any adjournment thereof.

Only holders of common shares of record at the close of business on April 21, 2017 will be entitled to vote at the Meeting. Regardless of your plan to attend or not attend the Meeting, please vote either by phone or over the internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

Please refer to Annex A – 2017 Stock Option Plan for details related to Proposal 3. For the other Proposals, please refer to our 2016 annual report for related information. The annual report is available without charge by e-mail to kevin@cameronassoc.com or by written request to Mr. Kevin McGrath, the Company’s Investor relations at 535 Fifth Avenue, 24th floor. New York, NY 10017. It is also available from the Company’s website at http://www.namtai.com/ and SEC’s website at http://www.sec.gov.

By order of the Board of Directors,

Ming Kown Koo
Chairman of the Board of Directors

Dated May 2, 2017

ANNEX A

2017 Stock Option Plan

Of

Nam Tai Property, Inc.

1. Purpose

The purpose of the Nam Tai Property, Inc. 2017 stock option plan (the “Plan”) is to promote the growth and general prosperity of Nam Tai Property, Inc., (the “Company”) and its subsidiaries. The granting of options will help the Company attract and retain the best available persons for positions of substantial responsibility and will provide employees, directors, consultants and advisors with an additional incentive to contribute to the success of the Company and its subsidiaries. The Board of Directors of the Company believes the Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success.

2. Effective Date of the Plan

The Plan shall become effective on April 28, 2017, the date adopted by the Board of Directors; provided, however, that no options may be granted under this Plan unless and until the Plan has been approved by holders of the outstanding common shares of the Company.

3. Stock Subject to Plan

The maximum number of common shares which may be issued pursuant to the exercise of options granted under the Plan is one and a half million (1,500,000) shares subject to the adjustments provided in Section 16 below. One million of the authorized but unissued common shares of the Company as of March 31, 2017 will be reserved for issue upon exercise of options granted under the Plan subject to the adjustments provided in Section 16 below; provided, however, that the number of such authorized but unissued shares so reserved may from time to time be reduced to the extent that a corresponding amount of issued and outstanding stock has been purchased by the Company and set aside for issue upon the exercise of options granted under the Plan; and provided, further, however, that, subject to the provisions of Section 12 hereof, at no time shall there be any options granted under this Plan at any time when the total number of common shares covered by outstanding options granted under this Plan and all other compensatory stock options plans of the Company, the primary purpose of which is to benefit employees or directors of the Company, exceed ten percent (10%) of the then outstanding common shares of the Company. If any options shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for further grants under the Plan.

4. Administration

The Board of Directors or a committee referred to in Section 5 (hereinafter referred to as the “Committee”) shall administer the Plan.

Subject to the express provisions of the Plan, the Board of Directors or the Committee, if established, shall have complete authority, in its discretion, to determine those key employees, directors, consultants and advisors (hereinafter referred to as “participants”) to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Board of Directors or the Committee, if established, shall also have the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment, directorship or consultancy of the participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Board of Directors or the Committee, if established, may take into account the nature of the services rendered by respective participants, their present and potential contributions to the success of the Company or its subsidiaries, and such other factors as the Board of Directors or the Committee, if established, in its discretion shall deem relevant. The Board of Directors or the Committee, if established, shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and relations relating to the Plan, to determine the terms and provisions of the respective option agreements (which need not be identical), to determine whether the shares delivered upon exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the Plan. The determinations of Board of Directors or the Committee, if established, on the matters referred to in this Section 4 shall be conclusive.

5. Committee

The Committee, if established, shall consist of not less than three members of the Board of Directors of the Company. The Committee, if established, shall be established from time to time by the Board of Directors, which may from time to time appoint members of the Board in substitution for members of the Committee previously appointed and may fill vacancies, however caused, in the Committee. A majority of its members shall constitute a quorum. All determinations of the Committee shall be made by at least a majority of its members. Any decision or determination reduced to writing and signed by all of the members shall be fully as effective as if it had been made by a majority vote at a meeting duly called and held. The Committee shall also have express authorization to hold committee meetings by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

6. Eligibility

(a)	An option may be granted under the Plan only to officers or other key employees, consultants or advisors of the Company or of its present and future subsidiary corporations.

(b)	The granting of an option to any participant shall not confer upon that participant any right to continue in the employ, directorship, consultancy or other relationship of or with the Company or of any subsidiary of the Company and shall not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment, consultancy or other relationship of the participant at any time.

7. Option Price

Except with respect to Directors’ Options, the Board of Directors or the Committee, if established, in its discretion, will determine the option price at the time the option is granted. While the Board of Directors or the Committee, if established, shall have complete and sole discretion in determining the option price and it shall be the policy of the Company not to grant options that are exercisable at less than 100% of the fair market value of the common stock on the date of grant, except in the most unusual circumstances as shall be determined by the Board of Directors or the Committee, if established, at the time of specific grants. Unless such action is approved by shareholders or results from adjustments pursuant to Section 16 of the Plan, the option price applicable to any outstanding option shall not be reduced.

8. Date of Option Grant

An option shall be considered granted on the date the Board of Directors or the Committee, if established, acts to grant the option, or such date thereafter as the Board of Directors or the Committee, if established, shall specify.

9. Term of Plan

The Board of Directors, without further approval of the shareholders may terminate the Plan at any time, but no termination shall, without the participant’s consent, alter or impair any of the rights under any option theretofore granted to him under the Plan.

10. Term of Options

The term of each option granted under the Plan will be for such period (hereinafter referred to as the “Option Period”) not exceeding ten (10) years from the date of grant as the Board of Directors or the Committee, if established, shall determine. Each option shall be subject to earlier termination as described under Section 13 “Exercise of Options.”

11. Rules Applicable to Certain Dispositions

(a)	Notwithstanding the foregoing provisions of Section 10, in the event the Company or the shareholders of the Company enter into an agreement to dispose of all or substantially all of the assets or capital stock of the Company by means of a sale, merger, consolidation, reorganization, liquidation, or otherwise, each option (whether or not then exercisable by its terms) shall become immediately exercisable with respect to the full number of shares subject to that option during the period commencing as of the date of execution of such agreement and ending as of the earlier of:

(i)	the expiration date of the option; or

(ii)	the date on which the disposition of assets or capital stock contemplated by the agreement is consummated.

The exercise of any option that was made exercisable solely by reason of this Subsection 11(a) shall be conditional upon the consummation of the disposition of assets or stock under the above referenced agreement. Upon the consummation of any such disposition of assets or stock, the Plan and any unexercised options issued hereunder (or any unexercised portion thereof) shall terminate and cease to be effective.

(b)	Notwithstanding the foregoing, in the event that any such agreement shall be terminated without consummating the disposition of said stock or assets:

(i)	any unexercised installments of any option that had become exercisable solely by reason of the provisions of Subsection 11(a) shall again become unexercisable as of said termination of such agreement, and

(ii)	the exercise of any option that had become exercisable solely by reason of this Subsection 11(a) shall be deemed ineffective and such option installments shall again become unexercisable as of said termination of such agreement

(c)	Notwithstanding the provisions set forth in Subsection 11(a), the Board of Directors or the Committee, if established, may, at its election and subject to the approval of the corporation purchasing or acquiring the stock or assets of the Company (the “Surviving Corporation”), arrange for the optionee to receive upon surrender of optionee’s options new options covering shares of the Surviving Corporation in the same proportion, at an equivalent option price and subject to the same terms and conditions as the old option. For purposes of the preceding sentence, the excess of the aggregate fair market value of the shares subject to such new options immediately after consummation of such disposition of stock or assets over the aggregate option price of such shares of the Surviving Corporation shall be no more than the excess of the aggregate fair market value of all shares subject to the old option immediately before consummation of such disposition of stock or assets over the aggregate option price of such shares of the Company, and the new options shall not give the optionee additional benefits which such optionee did not have under the old option or deprive the optionee of benefits which the optionee had under the old option. If such substitution of options is effectuated, the optionee’s rights under the old option shall thereupon terminate.

12. Mergers and Acquisitions

If the Company at any time should succeed to the business of another corporation through a merger or consolidation, or through the acquisition of stock or assets of such corporation, options may be granted under the Plan to option holders of such corporation or its subsidiaries, in substitution for options or rights to purchase stock of such corporation held by them at the time of succession. The Board of Directors or the Committee, if established, shall have sole and absolute discretion to determine the extent to which such substitute options shall be granted (if at all), the person or persons within the eligible group to receive such substitute options (who need not be all option holders of such corporation), the number of options to be received by each such person, the option price of such options, and the terms and conditions of such substitute options. The provisions of the second sentence of the second proviso of Section 3 shall not be applicable to such substituted options.

13. Exercise of Options

Each option granted under the Plan will be exercisable on such date or dates and during such period and for such number of shares as shall be determined pursuant to the provisions of the option agreement evidencing such option. Subject to the express provisions of the Plan, the Board of Directors or the Committee, if established, shall have complete authority, in its discretion, to determine the extent, if any, and the conditions under which an option may be exercised in the event of the death of the participant or in the event the participant leaves the employment of the Company or has his employment terminated by the Company. An option may be exercised, by (a) written notice of intent to exercise the option with respect to a specified number of shares of stock, and (b) payment to Company in U.S. dollars or the Hong Kong dollar equivalent of the amount of the option purchase price for the number of shares of stock with respect to which the option is then exercised.

14. Nontransferability

Options under the Plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a participant only by such participant.

15. Agreements

Options granted pursuant to the Plan shall be evidenced by stock option agreements in such form as the Board of Directors or the Committee, if established, shall from time to time adopt.

16. Adjustment of Number of Shares

(a)	Authority of the Company and Stockholders

The existence of the Plan, an option certificate and any option granted hereunder shall not affect or restrict in any way the right or power of the Company or the shareholders of the Company to make or authorize any adjustment, recapitalization, re- organization or other change in the Company’s capital structure or business, any merger or consolidation of the Company, any issue of stock or options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the common shares or the rights thereof or which are convertible into or exchangeable for common shares, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(b)	Change in Capitalization

Notwithstanding any provision of the Plan, the number and kind of shares authorized for issuance under Section 3, may be equitably adjusted in the sole discretion of the Board of Directors or the Committee, if established, in the event of a stock split, stock dividend, recapitalization, reorganization, merger, consolidation, extraordinary dividend, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase common shares at a price substantially below fair market value or other similar corporate event affecting the common shares in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding options and the number and kind of shares subject to any outstanding option and the exercise price per share under any outstanding option (including any Directors’ Option) may be equitably adjusted (including by payment of cash to a participant) in the sole discretion of the Board of Directors or the Committee, if established, in order to preserve the benefits or potential benefits intended to be made available to participants granted options. Such adjustments shall be made by the Board of Directors or the Committee, if established, in its sole discretion, whose determination as to what adjustments shall be made, and the extent thereof, shall be final. Unless otherwise determined by the Board of Directors or the Committee, if established, such adjusted options shall be subject to the same restrictions and the same vesting schedule to which the underlying option is subject.

17. Amendments

Except as otherwise provided herein, the Board of Directors, without approval of the shareholders, may from time to time amend the Plan in such respects as the Board of Directors may deem advisable. No amendment shall, without the participant’s consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the Plan.

IN WITNESS WHEREOF, the Board of Directors of the Company has approved this Plan on April 28, 2017.

NAM TAI PROPERTY, INC.

Ming Kown Koo, Chairman of the Board

INVESTOR INFORMATION
SHAREHOLDERS’ MEETING	INVESTOR RELATIONS	PRC HEADQUARTERS AND PRINCIPAL EXECUTIVE OFFICE
The Annual Meeting of Shareholders will be held at 11:30 a.m. (China Standard Time) at the Company’s Shenzhen offices in the location of Namtai Industrial Estate, 2 Namtai Road, Gushu, Xixiang Street, Baoan District, Shenzhen, People’s Republic of China.	Cameron Associates, Inc. Mr. Kevin McGrath, 535 Fifth Avenue, 24th Floor New York, NY 10017 Telephone: (212) 245-4577 Email: kevin@cameronassoc.com	Namtai Industrial Estate, 2 Namtai Road, Gushu, Xixiang Street, Baoan District, Shenzhen People’s Republic of China Telephone: (86 755) 3388 1111 Facsimile: (86 755) 2747 2636

STOCK LISTING	REGISTERED OFFICE
The shares of Nam Tai Property Inc. are traded on the New York Stock Exchange under the stock symbol “NTP”.	NAM TAI PROPERTY INC. McNamara Chambers PO Box 3342, Road Town, Tortola British Virgin Islands Telephone: (284) 494-2810 Facsimile: (284) 494-4957

TRANSFER AGENT AND REGISTRAR	PRINCIPAL BANKS

Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Computershare Shareholder Services
P.O. Box 30170 College Station
TX 77842, USA
Telephone: (800)-522-6645
Website: www-us.computershare.com

	THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED BANK OF SHANGHAI (HONG KONG) LIMITED	CHINA MERCHANTS BANK CHINA CONSTRUCTION BANK

US COUNSEL	WEBSITE	INDEPENDENT AUDITORS
JONES DAY	www.namtai.com	MOORE STEPHENS CPA LIMITED
Hong Kong		Hong Kong

NAM TAI PROPERTY INC. IMPORTANT ANNUAL MEETING INFORMATION Electronic Voting Instructions Available 24 hours a day, 7 days a week! Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy. VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR. Proxies submitted by the Internet or telephone must be received by 3:00 p.m., Eastern Time, June 1, 2017. Vote by Internet • Go to www.investorvote.com/NTP • Or scan the QR code with your smartphone • Follow the steps outlined on the secure website Vote by telephone • Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone Using a black ink pen, mark your votes with an X as shown in • Follow the instructions provided by the recorded message X this example. Please do not write outside the designated areas. Annual Meeting Proxy Card qIF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q A Proposals — The Board of Directors recommends a vote FOR the following: 1. Nominees for election as directors to the Board of Directors to hold office until the next annual general meeting of shareholders. 01 - Ming Kown Koo 02 - Charles Chu 03 - Peter R. Kellogg + 04 - Wing Yan (William) Lo 05 - Mark Waslen 06 - Lorne Waldman Mark here to vote Mark here to WITHHOLD For All EXCEPT - To withhold authority to vote for any FOR all nominees vote from all nominees nominee(s), write the name(s) of such nominee(s) below. The Board of Directors recommends that you vote FOR the following proposals: The Board of Directors recommends that you vote FOR the following proposals: For Against Abstain For Against Abstain 2. To ratify the appointment of Moore Stephens CPA Limited as 3. To approve the 2017 Stock Option Plan. the Company’s independent auditors for the fiscal year ending December 31, 2017. B Non-Voting Items Change of Address — Please print your new address below. Comments — Please print your comments below. Mark here if you no longer Meeting Attendance wish to receive paper annual Mark the box to the right meeting materials and if you plan to attend the instead view them online. Annual Meeting. C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign here exactly as your name(s) appear(s) on your share certificate. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners should each sign personally. All Holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. 1UPX + 02LPTB

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q REVOCABLE PROXY — NAM TAI PROPERTY INC. BALLOT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS JUNE 2, 2017 THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY The undersigned shareholder(s) of Nam Tai Property Inc. hereby nominate, constitute and appoint Mark Waslen and Ming Kown Koo, and each of them, each with the power to appoint his substitute, and hereby authorizes him to represent the undersigned and to vote, as designated below, all Common Shares of Nam Tai Property Inc. standing in my (our) name on its books on April 21, 2017 at the Annual Meeting of Shareholders to be held 11:30 a.m. China Standard Time on Friday, June 2, 2017 at Namtai Industrial Estate, 2 Namtai Road, Gushu, Xixiang, Baoan District, Shenzhen, People’s Republic of China, and at any adjournment thereof. (The Board of Directors recommends a vote FOR Items 1, 2 and 3.) In his discretion, each proxy is authorized to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with all powers that the undersigned would possess if personally present. This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s). PLEASE PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR THE INTERNET OR COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.